# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SOLV Energy, Inc., CIK 0002065636
CUSIP: 78475V103
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 16680 West Bernardo Drive, San Diego, California (CA), 92127
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001475483

## Reporting persons
- ASP Endeavor Investco LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 13,594,499; sole dispositive power 0; shared dispositive power 13,594,499; aggregate amount beneficially owned 13,594,499 (9.9% of the class)
  Comment: In reference to Rows 6, 8 and 9 above, amounts consist of 47,165 shares of Class A common stock, par value $0.0001 per share ("Class A common stock), of SOLV Energy, Inc. (the "Issuer") and 13,547,334 common units ("LLC Interests") of SOLV Energy Holdings LLC ("Opco"), as disclosed in the prospectus of the Issuer, dated February 10, 2026 (the "IPO Prospectus"), directly held by the Reporting Person. See Item 2 for more information. Pursuant to the limited liability company agreement ("LLCA") of Opco, the Reporting Person is entitled to redeem LLC Interests for, at the Issuer's election, shares of Class A common stock on a one-for-one basis or, using proceeds from a substantially contemporaneous follow-on or secondary offering, a cash payment equal to the price per share of the Class A common stock net of any underwriting discounts or commissions paid in such offering, in each case in accordance with the terms of the LLCA. Upon a redemption of LLC Interests, an equal number of shares of Class B common stock of the Issuer also held by the Reporting Person will be surrendered to and cancelled by the Issuer for no additional consideration. Each share of Class B common stock entitles the holder thereof to one vote per share but carries no economic rights.
  
  In reference to Row 11 above, the percentage of ownership is based on (a) 123,745,401 shares of Class A common stock outstanding as reported in the Issuer's Prospectus dated May 28, 2026 (the "Secondary Prospectus") and (b) assumes that all 13,547,334 LLC Interests directly held by the Reporting Person are exchanged for newly issued shares of Class A common stock on a one-for-one basis.
- ASP SOLV Aggregator LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 38,845,106; sole dispositive power 0; shared dispositive power 38,845,106; aggregate amount beneficially owned 38,845,106 (23.9% of the class)
  Comment: In reference to Rows 6, 8, and 9 above, amount consists of 133,541 shares of Class A common stock and 38,711,565 LLC Interests directly held by the Reporting Person. See Item 2 for more information. Pursuant to the LLCA of Opco, as disclosed in the IPO Prospectus, the Reporting Person is entitled to redeem LLC Interests for, at the Issuer's election, shares of Class A common stock on a one-for-one basis or, using proceeds from a substantially contemporaneous follow-on or secondary offering, a cash payment equal to the price per share of the Class A common stock net of any underwriting discounts or commissions paid in such offering, in each case in accordance with the terms of the LLCA. Upon a redemption of LLC Interests, an equal number of shares of Class B common stock of the Issuer also held by the Reporting Person will be surrendered to and cancelled by the Issuer for no additional consideration. Each share of Class B common stock entitles the holder thereof to one vote per share but carries no economic rights.
  
  In reference to Row 11 above, the percentage of ownership is based on (a) 123,745,401 shares of Class A common stock outstanding as reported in the Secondary Prospectus and (b) assumes that all 38,711,565 LLC Interests directly held by the Reporting Person are exchanged for newly issued shares of Class A common stock on a one-for-one basis.
- ASP VIII Alternative Investments Solstice, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 82,739,695; sole dispositive power 0; shared dispositive power 82,739,695; aggregate amount beneficially owned 82,739,695 (66.9% of the class)
  Comment: In reference to Rows 6, 8, and 9 above, amount consists of Class A common stock directly held by the Reporting Person. See Item 2 for more information.
  
  In reference to Row 11 above, the percentage of ownership is based on 123,745,401 shares of Class A common stock outstanding as reported in the Secondary Prospectus.
- American Securities Partners VIII(B), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 52,439,605; sole dispositive power 0; shared dispositive power 52,439,605; aggregate amount beneficially owned 52,439,605 (29.8% of the class)
  Comment: In reference to Rows 6, 8, and 9 above, amount consists of (i) 47,165 shares of Class A common stock and 13,547,334 LLC Interests directly held by ASP Endeavor Investco LP and (ii) 133,541 shares of Class A common stock and 38,711,565 LLC Interests directly held by ASP SOLV Aggregator LP. See Item 2 for more information.
  
  In reference to Row 11 above, the percentage of ownership is based on (a) 123,745,401 shares of Class A common stock outstanding as reported in the Secondary Prospectus and (b) assumes that all 13,547,334 LLC Interests directly held by ASP Endeavor Investco LP and all 38,711,565 LLC Interests directly held by ASP SOLV Aggregator LP are exchanged for newly issued shares of Class A common stock on a one-for-one basis.
- ASP VIII Alternative Investments L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 52,439,605; sole dispositive power 0; shared dispositive power 52,439,605; aggregate amount beneficially owned 52,439,605 (29.8% of the class)
  Comment: In reference to Rows 6, 8, and 9 above, amount consists of (i) 47,165 shares of Class A common stock and 13,547,334 LLC Interests directly held by ASP Endeavor Investco LP and (ii) 133,541 shares of Class A common stock and 38,711,565 LLC Interests directly held by ASP SOLV Aggregator LP. See Item 2 for more information.
  
  In reference to Row 11 above, the percentage of ownership is based on (a) 123,745,401 shares of Class A common stock outstanding as reported in the Secondary Prospectus and (b) assumes that all 13,547,334 LLC Interests directly held by ASP Endeavor Investco LP and all 38,711,565 LLC Interests directly held by ASP SOLV Aggregator LP are exchanged for newly issued shares of Class A common stock on a one-for-one basis.
- AS/ASP VIII Co-Investor LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 52,439,605; sole dispositive power 0; shared dispositive power 52,439,605; aggregate amount beneficially owned 52,439,605 (29.8% of the class)
  Comment: In reference to Rows 6, 8, and 9 above, amount consists of (i) 47,165 shares of Class A common stock and 13,547,334 LLC Interests directly held by ASP Endeavor Investco LP and (ii) 133,541 shares of Class A common stock and 38,711,565 LLC Interests directly held by ASP SOLV Aggregator LP. See Item 2 for more information.
  
  In reference to Row 11 above, the percentage of ownership is based on (a) 123,745,401 shares of Class A common stock outstanding as reported in the Secondary Prospectus and (b) assumes that all 13,547,334 LLC Interests directly held by ASP Endeavor Investco LP and all 38,711,565 LLC Interests directly held by ASP SOLV Aggregator LP are exchanged for newly issued shares of Class A common stock on a one-for-one basis.
- American Securities Associates VIII, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 52,439,605; sole dispositive power 0; shared dispositive power 52,439,605; aggregate amount beneficially owned 52,439,605 (29.8% of the class)
  Comment: In reference to Rows 6, 8, and 9 above, amount consists of (i) 47,165 shares of Class A common stock and 13,547,334 LLC Interests directly held by ASP Endeavor Investco LP and (ii) 133,541 shares of Class A common stock and 38,711,565 LLC Interests directly held by ASP SOLV Aggregator LP. See Item 2 for more information.
  
  In reference to Row 11 above, the percentage of ownership is based on (a) 123,745,401 shares of Class A common stock outstanding as reported in the Secondary Prospectus and (b) assumes that all 13,547,334 LLC Interests directly held by ASP Endeavor Investco LP and all 38,711,565 LLC Interests directly held by ASP SOLV Aggregator LP are exchanged for newly issued shares of Class A common stock on a one-for-one basis.
- ASP VIII SOLV Holdings LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 82,739,695; sole dispositive power 0; shared dispositive power 82,739,695; aggregate amount beneficially owned 82,739,695 (66.9% of the class)
  Comment: In reference to Rows 6, 8, and 9 above, amounts consist of 82,739,695 shares of Class A common stock directly held by ASP VIII Alternative Investments Solstice, L.P. See Item 2 for more information.
  
  In reference to Row 11 above, the percentage of ownership is based on 123,745,401 shares of Class A common stock outstanding as reported in the Secondary Prospectus.
- ASP VIII CSE Holdings LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 82,739,695; sole dispositive power 0; shared dispositive power 82,739,695; aggregate amount beneficially owned 82,739,695 (66.9% of the class)
  Comment: In reference to Rows 6, 8, and 9 above, amounts consist of 82,739,695 shares of Class A common stock directly held by ASP VIII Alternative Investments Solstice, L.P. See Item 2 for more information.
  
  In reference to Row 11 above, the percentage of ownership is based on 123,745,401 shares of Class A common stock outstanding as reported in the Secondary Prospectus.
- SOLV Energy Management Holdings LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 22,642,441; sole dispositive power 0; shared dispositive power 22,642,441; aggregate amount beneficially owned 22,642,441 (15.5% of the class)
  Comment: In reference to Rows 6, 8 and 9 above, amounts consist of 22,642,441 LLC Interests directly held by the Reporting Person. See Item 2 for more information.
  
  In reference to Row 11 above, the percentage of ownership is based on (a) 123,745,401 shares of Class A common stock outstanding as reported in the Secondary Prospectus and (b) assumes that all 22,642,441 LLC Interests directly held by the Reporting Person are exchanged for newly issued shares of Class A common stock on a one-for-one basis.
- ASP Manager Corp.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 157,821,741; sole dispositive power 0; shared dispositive power 157,821,741; aggregate amount beneficially owned 157,821,741 (79.4% of the class)
  Comment: In reference to Rows 6, 8 and 9 above, amount consists of (i) 47,165 shares of Class A common stock and 13,547,334 LLC Interests directly held by ASP Endeavor Investco LP, (ii) 133,541 shares of Class A common stock and 38,711,565 LLC Interests directly held by ASP SOLV Aggregator LP, (iii) 82,739,695 shares of Class A common stock directly held by ASP VIII Alternative Investments Solstice, L.P. and (iv) 22,642,441 LLC Interests directly held by SOLV Energy Management Holdings LP. See Item 2 for more information.
  
  In reference to Row 11 above, the percentage of ownership is based on (a) 123,745,401 shares of Class A common stock outstanding as reported in the Secondary Prospectus and (b) assumes that all 13,547,334 LLC interests directly held by ASP Endeavor Investco LP, all 38,711,565 LLC Interests directly held by ASP SOLV Aggregator LP and all 22,642,441 LLC Interests directly held by SOLV Energy Management Holdings LP are exchanged for newly issued shares of Class A common stock on a one-for-one basis.
- American Securities LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 157,821,741; sole dispositive power 0; shared dispositive power 157,821,741; aggregate amount beneficially owned 157,821,741 (79.4% of the class)
  Comment: In reference to Rows 6, 8 and 9 above, amount consists of (i) 47,165 shares of Class A common stock and 13,547,334 LLC Interests directly held by ASP Endeavor Investco LP, (ii) 133,541 shares of Class A common stock and 38,711,565 LLC Interests directly held by ASP SOLV Aggregator LP, (iii) 82,739,695 shares of Class A common stock directly held by ASP VIII Alternative Investments Solstice, L.P. and (iv) 22,642,441 LLC Interests directly held by SOLV Energy Management Holdings LP. See Item 2 for more information.
  
  In reference to Row 11 above, the percentage of ownership is based on (a) 123,745,401 shares of Class A common stock outstanding as reported on the Secondary Prospectus and (b) assumes that all 13,547,334 LLC interests directly held by ASP Endeavor Investco LP, all 38,711,565 LLC Interests directly held by ASP SOLV Aggregator LP and all 22,642,441 LLC Interests directly held by SOLV Energy Management Holdings LP are exchanged for newly issued shares of Class A common stock on a one-for-one basis.

## Item 1. Issuer
Name of issuer: SOLV Energy, Inc.
Address of issuer's principal executive offices: 16680 West Bernardo Drive, San Diego, CA 92127

## Item 2. Person Filing
Name of person filing:
This Amendment No.1 amends the statement on Schedule 13G (as amended from time to time, the "Schedule 13G") originally jointly filed on May 7, 2026 by ASP Endeavor Investco LP ("ASP Investco"), ASP SOLV Aggregator LP ("ASP SOLV Aggregator"), ASP VIII Alternative Investments Solstice, L.P. ("New ASP"), American Securities Partners VIII(B), L.P. ("Sponsor 1"), ASP VIII Alternative Investments L.P ("Sponsor 2"), AS/ASP VIII Co-Investor LLC ("Sponsor 3"), American Securities Associates VIII, LLC ("AS Associates VIII"), ASP VIII SOLV Holdings LP ("AS Aggregator 1"), ASP VIII CSE Holdings LP ("AS Aggregator 2"), SOLV Energy Management Holdings LP ("Management Holdings"), ASP Manager Corp. ("ASP Manager") and American Securities LLC ("AS LLC"). Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."

Sponsor 1, Sponsor 2 and Sponsor 3 are the owners of the partnership interests in ASP Investco and ASP SOLV Aggregator. AS Associates VIII is the general partner of Sponsor 1 and Sponsor 2. AS LLC provides investment advisory services to Sponsor 1 and Sponsor 2. AS Aggregator 1 and AS Aggregator 2 are the owners of the partnership interests in New ASP. AS LLC is also the sole stockholder of ASP Manager, which is the general partner of ASP Investco, ASP SOLV Aggregator, AS Aggregator 1, AS Aggregator 2 and Management Holdings and the manager of Sponsor 3.

All LLC Interests and shares of Class B common stock of the Issuer held directly by Management Holdings are attributable on a one-for-one basis with the interests of the limited partners of Management Holdings, who are executive officers of the Issuer and other employees, former employees and other service providers of the Issuer and its direct and indirect subsidiaries. Such individuals are each entitled to vote such shares of Class B common stock in accordance with the governing documents of Management Holdings. None of the Reporting Persons own any of the economic interests in Management Holdings.
Address of principal business office or, if none, residence: 590 Madison Avenue, 38th Floor, New York, NY 10022
Citizenship: See responses to Item 4 of the Cover Page for each Reporting Person, which is incorporated herein by reference.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information set forth on Row 9 of the Cover Pages and related notes thereto for each Reporting Person is incorporated by reference herein for each such Reporting Person. Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of each such Reporting Person's pecuniary interest therein, if any, and this report shall not be deemed an admission that any Reporting Person is the beneficial owner of the securities for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose.
Percent of class: The information set forth in Row 11 of the Cover Pages for each Reporting Person is herein incorporated by reference.
Sole power to vote or to direct the vote: 0.00
Shared power to vote or to direct the vote: The information set forth on Row 6 of the Cover Pages and related notes thereto for each Reporting Person is incorporated by reference herein for each such Reporting Person. Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of each such Reporting Person's pecuniary interest therein, if any, and this report shall not be deemed an admission that any Reporting Person is the beneficial owner of the securities for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose.
Sole power to dispose or to direct the disposition: 0.00
Shared power to dispose or to direct the disposition: The information set forth on Row 8 of the Cover Pages and related notes thereto for each Reporting Person is incorporated by reference herein for each such Reporting Person. Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of each such Reporting Person's pecuniary interest therein, if any, and this report shall not be deemed an admission that any Reporting Person is the beneficial owner of the securities for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Under certain circumstances, partners, members and/or shareholders of the Reporting Persons, as the case may be, could have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Class A common stock owned by such Reporting Persons.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit A - Joint Filing Agreement, dated as of May 7, 2026, by and among the Reporting Persons (incorporated by reference from the Schedule 13G filed by the Reporting Persons on May 7, 2026).

## Signatures
- ASP Endeavor Investco LP: /s/ Eric L. Schondorf, Eric L. Schondorf, Vice President and Secretary (08/11/2026)
- ASP SOLV Aggregator LP: /s/ Eric. L. Schondorf, Eric L. Schondorf, Vice President and Secretary (08/11/2026)
- ASP VIII Alternative Investments Solstice, L.P.: /s/ Michael G. Fisch, Michael G. Fisch, President, American Securities Associates VIII, LLC, its General Partner (08/11/2026)
- American Securities Partners VIII(B), L.P.: /s/ Michael G. Fisch, Michael G. Fisch, President, American Securities Associates VIII, LLC, its General Partner (08/11/2026)
- ASP VIII Alternative Investments L.P.: /s/ Michael G. Fisch, Michael G. Fisch, President, American Securities Associates VIII, LLC, its General Partner (08/11/2026)
- AS/ASP VIII Co-Investor LLC: /s/ Eric L. Schondorf, Eric L. Schondorf, Vice President and Secretary, ASP Manager Corp., its Manager (08/11/2026)
- American Securities Associates VIII, LLC: /s/ Michael G. Fisch, Michael G. Fisch, President (08/11/2026)
- ASP VIII SOLV Holdings LP: /s/ Eric L. Schondorf, Eric L. Schondorf, Vice President and Secretary, ASP Manager Corp., its General Partner (08/11/2026)
- ASP VIII CSE Holdings LP: /s/ Eric L. Schondorf, Eric L. Schondorf, Vice President and Secretary, ASP Manager Corp., its General Partner (08/11/2026)
- SOLV Energy Management Holdings LP: /s/ Eric L. Schondorf, Eric L. Schondorf, Vice President and Secretary, ASP Manager Corp., its General Partner (08/11/2026)
- ASP Manager Corp.: /s/ Eric L. Schondorf, Eric L. Schondorf, Vice President and Secretary (08/11/2026)
- American Securities LLC: /s/ Michael G. Fisch, Michael G. Fisch, Chief Executive Officer (08/11/2026)